                                                     EXHIBIT 12

          DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                Nine Months Ended     Year Ended
                                      July 31         October 31
                                 1997        1996        1996
                                ------------------    ----------
                                   (In thousands of dollars)
Earnings:

Income of consolidated
  group before income taxes
  and changes in accounting   $1,192,701  $1,001,211  $1,286,634
Dividends received from
  less than fifty percent
  owned affiliates                 3,268       7,609       7,937
Fixed charges net of
  capitalized interest           315,988     306,690     410,764

Total earnings                $1,511,957  $1,315,510  $1,705,335

Fixed charges:

Interest expense of con-
  solidated group (includes
  capitalized interest)       $  309,541  $  301,694  $  402,168
Portion of rental charges
  deemed to be interest            6,447       4,996       8,596

Total fixed charges           $  315,988  $  306,690  $  410,764

Ratio of earnings to
  fixed charges*                    4.78        4.29        4.15


The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

                             Page 33

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                                                    EXHIBIT  12

          DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 Year Ended October 31
                         1995        1994       1993      1992
                                (In thousands of dollars)
Earnings:

Income of consolidated
  group before income
  taxes and changes
  in accounting       $1,092,751  $  920,920  $272,345  $ 43,488
Dividends received
  from less than
  fifty percent
  owned affiliates         2,023       2,329     1,706     2,325
Fixed charges net of
  capitalized interest   399,056     310,047   375,238   420,133

Total earnings        $1,493,830  $1,233,296  $649,289  $465,946

Fixed charges:

Interest expense of
  consolidated group
 (includes capitalized
  interest)           $  392,408  $  303,080  $369,325  $415,205
Portion of rental
  charges deemed to
  be interest              6,661       7,008     6,127     6,720

Total fixed charges   $  399,069  $  310,088  $375,452  $421,925

Ratio of earnings to
  fixed charges*            3.74        3.98      1.73      1.10


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